SQUIRE, SANDERS & DEMPSEY L.L.P.

2000 Huntington Center 41 South High Street Columbus, Ohio 43215
Office:	+1.614.365.2700
Fax:	+1.614.365.2499

February 1, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Michael Clampitt
Mr. Jonathan E. Gottlieb Ms. Christina Harley Mr. Marc D. Thomas Division of Corporation Finance

Re:	The Bank of Kentucky Financial Corporation
File No. 001-34214
Form 10-K for the fiscal year ended December 31, 2008
Definitive Schedule 14A filed March 26, 2009
Form 10-Q for the period ended March 31, 2009
Form 10-Q for the period ended June 30, 2009
Form 10-Q for the period ended September 30, 2009

Ladies and Gentlemen:

On behalf of our client, The Bank of Kentucky Financial Corporation (the “Company”), we are responding to the comments of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 4, 2010 with respect to the above-referenced filings. To facilitate the staff’s review, this letter includes each of the staff’s comments in italics, followed by the Company’s response to the staff’s comments. Certain of the Company’s proposed disclosures in response to the staff’s comments are set forth in appendices attached to this letter.

As previously discussed, the Company is responding to the below comments to provide the staff with proposed disclosures as appropriate for inclusion in future filings. A substantial portion of the proposed disclosures include data and information based upon information for the year ended December 31, 2009 to the extent available. However, to the extent certain responses include data or financial measures from prior historical periods (e.g. December 31, 2008), the Company would intend to update those disclosure in the relevant filing as appropriate to include current period results.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

February 1, 2010

General

1.        Please undertake to include in your future annual filings, as required by General Instruction D(2)(a), the signature of both your principal financial officer or officers and your controller or principal accounting officer. Please identify under the signature line, the person(s) serving in that capacity.

Response: In response to the staff’s comment, the Company will include in future annual filings the signature of both its principal financial officer or officer and principal accounting officer and identify under the signature line the person serving in such capacities.

2.        Please correct the file number on the cover page of your Form 10-K.

Response: In response to the staff’s comment, the Company will include the correct file on the cover page of its Form 10-K in future annual filings.

Schedule 14A

3.        Please provide to us and undertake to include in your future filings, a more detailed description of the business experience of your each of your directors as required by Item 401(e)(1). Please disclose the principal business of any corporation or other organization Please include “a brief explanation as to the nature of the responsibility undertaken by the individual in prior positions.” Please comply with the requirement that you disclose “information relating to the level of his professional competence, which may include, depending upon the circumstances, such specific information as the size of the operation supervised.”

Response: In response to the staff’s comment, the Company has revised the descriptions of each director and executive officer as set forth in Appendix A attached hereto, and will include such disclosure in future filings.

Form 10-K for the fiscal year ended December 31, 2008

Business. General, page 3

4.        Please provide to us and undertake to include in your future filings, revision of the first paragraph to report the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K.

Response: In response to the staff’s comment, the Company will include the following disclosure in future filings as the third paragraph of “Item 1 Business—General” of the Annual Report (updated as appropriate for current period results):

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

February 1, 2010

The Company’s senior management monitors and evaluates financial performance on a Company-wide basis. All of the Company’s financial service operations are similar, and considered by management to be aggregated into one reportable operating segment for purposes of generally accepted accounting principles, although certain management responsibilities are assigned by business line. Accordingly, all of the Company’s operations are considered by management to be aggregated in one reportable operating segment. Revenue, net income and total assets for the years ended December 31, 2008, 2007 and 2006 are presented below:

	For Year Ended December 31

	2008	2007	2006
	(Dollars in thousands)
Revenue:
Net Interest Income	$40,662	$37,236	$34,293
Noninterest Income	14,768	14,043	11,788

Total Revenue	55,430	51,279	46,081

Net Income	$11,341	$11,131	$10,452

Total Assets	$1,255,382	$1,232,724	$1,051,563

5.        Please provide to us and undertake to include in your future filings a brief discussion regarding your participation in the Troubled Asset Relief Program and any other federal programs recently adopted or enhanced in response to the recession. Discuss how you will be affected by the government curtailing or ending each program.

Response: In response to the staff’s comment, the Company will include in future filings the disclosures set forth in Appendix B attached hereto.

6.        Please provide to us and undertake to include in your future filings, a revised second paragraph that discloses that almost seventy five percent of your loans are real estate related with more than forty-one percent of your loans being commercial (non residential) real estate loans.

7.        Please provide to us and revise the second paragraph to describe the business done and intended to be done by you, as required by Item 101(c)(1) of Regulation S-K. Please address any changes in your business as a result of the recession including increase in non-performing assets, defaults and foreclosures and increases in borrowings from the federal government. Briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, any changes in the standards you use to extend credit and any changes in the number or amounts of loans you originate.

Responses to Comments 6 and 7: In response to the staff’s comments, the Company will include in future filings revisions to the second paragraph in “Item 1 Business—General” of the Annual Report the disclosure set forth below:

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

February 1, 2010

Formed in 1990, the Bank provides financial service and other financial solutions through 31 offices located in northern Kentucky, which includes Boone, Kenton and Campbell counties and parts of Grant and Gallatin counties in northern Kentucky and also greater Cincinnati, Ohio. The principal products produced and services rendered by the Bank are as follows:

•

Commercial Banking – The Bank provides a full range of commercial banking services to corporations and other business clients. Loans are provided for a variety of general corporate purposes, including financing for commercial and industrial projects, income producing commercial real estate, owner-occupied real estate and construction and land development. The Bank also provides a wide range of deposit services, including checking, lockbox services and other treasury management services.

•

Consumer Banking – The Bank provides banking services to consumers, including checking, savings and money market accounts as well as certificates of deposits and individual retirement accounts. The Bank also provides consumers with electronic banking products like internet banking, debit cards and 47 ATMs. In addition, the Bank provides consumer clients with installment and real estate loans and home equity lines of credit.

•

Trust Services – The Bank offers specialized services and expertise in the areas of wealth management and trust. These services include the administration of personal trusts and estates as well as the management of investment accounts for individuals.

The majority of the Bank’s loan portfolio, approximately 77%, consists of loans secured with or by real estate. Loans secured with real estate are further broken down by loan type and borrower. Included in loans secured with or by real estate as of December 31, 2009 are:

•

Residential real estate loans – $268.5 million or 23% of loans. These loans are secured by residential properties, where the repayment comes from the borrower’s personal cash flows and liquidity, and collateral values are a function of residential real estate values in the markets we serve.

•

Commercial real estate loans – $427.2 million or 37% of loans. These loans are made to borrowers where the primary source of repayment is derived from the cash flows generated by the real estate collateral. These loans are secured by property such as apartment complexes, retail centers and land which is being developed and sold.

•	Owner-Occupied Commercial real estate loans – $196.5 million or 17% of loans. These are loans secured by real estate where the operating business is

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the source of repayment. These properties serving as collateral are characterized as industrial, warehouse or office.

* * * * *

Additional disclosure regarding the effects of the recession on the Company’s business, and changes in policies and/or programs in response thereto is described in the disclosures proposed by the Company in response to Comment 5 above under the heading “The Current Economic Recession.”

Loan Maturity Schedule, page 5

8.        Please provide to us and undertake to include in your future filings, a complete table with the maturities of all your loans.

9.        We note that most of your loans have adjustable interest rates. Please provide to us and undertake to include in your future filings analysis of the percentage of loans that are adjustable and a table showing timing of interest rate resets.

Responses to Comments 8 and 9: In response to the staff’s comment, the Company respectfully submits that the existing disclosures regarding its loan maturity schedule and related table of fixed and adjustable rates are in compliance with the disclosure requirements of Industry Guide 3, Item III B, which does not require this information for all categories of loans. The Company’s information systems have been designed to meet current disclosure requirements, and such additional information as requested is not readily available in existing reports. Accordingly, such information would be difficult to derive, particularly for historical time periods.

The Company’s narrative disclosures set forth in “Item 1 Business” of the Annual Report include an explanation of the Company’s practice with regard to interest rate terms and loan term for each loan category. For those categories that are not included in the loan maturity/rate table, the Company highlights for the staff that existing narrative disclosures in the Annual Report make it clear whether the majority of the rates are fixed or variable. Furthermore, the Company’s disclosures regarding market risk as set forth in “Item 7A Quantitative and Qualitative Disclosure about Market Risk,” provides adequate information on loan repricing in total. The Company submits that its disclosures meet applicable requirements and provides adequate information regarding loan maturities. Accordingly, the Company believes the disclosures requested are not required and to otherwise require such disclosures would not be warranted, given the effort that providing such disclosures would entail.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

February 1, 2010

Competition, page 13

10.        Please provide to us and revise this section to describe competitive conditions, as required by Item 101(c)(1)(x) of Regulation S-K, including but not limited to the following:

•	an estimate of the number of your competitors that operate in those markets; and
•	an estimate of your competitive position,

Please discuss the extent to which you compete with national and international financial institutions that have far greater resources and arc able to offer lower rates on loans and higher rates on deposits than you and offer a broader range of products and services.

Response: In response to the staff’s comment, the Company will include in future filings the proposed disclosure set forth in Appendix C attached hereto regarding competition in “Item 1 Business” of the Annual Report.

CPP Participation, page 15

11.        Please provide to us and undertake to include in your future filings, revision of your disclosure relating to the Troubled Asset Relief Program as follows:

•	disclose the reasons for your applying to receive funds from the Treasury;
•	disclose how you determined the amount of funds that was necessary,
•	disclose how you have used or plan to use the TARP funds; and
•	disclose any plans to repurchase the preferred stock and/or warrants.

12.        Please provide to us and undertake to include in your future filings discussion of how your participation in the Capital Purchase Program has or may in the future:

•	impact the holders of any outstanding senior classes of your securities;
•	impact the rights of your existing common shareholders;
•	dilute the interests of your existing common shareholders;
•	require you to expand your board of directors to accommodate Treasury Department appointments to it;
•	require you to register for resale securities you have issued to the Treasury Department; and
•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Response to Comments 11 and 12: In response to the staff’s comments, the Company will include in future filings the proposed disclosure set forth in Appendix D attached hereto immediately following the Executive Overview section in “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Annual Report (with an appropriate cross-reference to this section in

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the CPP Participation discussion within “Item 1 Business—Regulation and Supervision”).

Residential Real Estate Loans, page 5

13.        Please provide to us and undertake to include in your future filings, more detail including but not limited to the following:

•	address the risks to you of adjustable rate loans in terms of increasing delinquencies and foreclosures when rates reset;
•	disclose the extent these loans are conforming or non conforming and provide data for each; and
•	disclose the extent to which your portfolio contains subprime, “alt A” loans, no or little documentation loans, interest-only and option ARM loans.

Response: In response to the staff’s comments, the Company will include in future filings more detail as requested by adding the following to the end of the second paragraph within the Company’s discussion of residential real estate loans:

While in a rising rate environment the delinquencies and foreclosure rates associated with rate resets on residential real estate loans would increase, this risk is somewhat mitigated by the 2% period cap and the 6% lifetime cap on the typical loan in the Bank’s residential real estate portfolio. Furthermore, the aggregate amount of residential real estate loans held by the Bank do not represent a significant portion of the Bank’s overall loan portfolio. Accordingly, the risks associated with a material increase in delinquencies and foreclosures resulting upon the occurrence of any rate reset is minimal.

The Company will also include in future filings the following paragraph immediately following the second paragraph in the discussion of residential real estate loans:

The Company does not have higher risk loans such as subprime loans, “alt A” loans, no or little documentation loans, interest-only or option adjustable rate mortgage products in its portfolio. The majority of the Bank’s residential portfolio would be considered conforming loans in accordance with governmental agencies standards.

Risk Factors, page 20

14.        Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section “the most significant factors that make the offering speculative or risky.” Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering. Please review all risks arid remove or particularize those that do not comply including, but not limited to, those relating to “general economic conditions (page 20) “changes in accounting policies and estimates” (page 22) and senior management (page 23).

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission

February 1, 2010

15.        Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:

•	Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;
•

sample comment 36 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to “ensure it reflects the risk that you discuss in the text.” rather than “merely state a fact about your business...succinctly state in your subheadings the risks that result from, the facts or uncertainties;” and

•	sample comment 37 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to eliminate language that is “too vague and generic to adequately describe the risk that follows.”

For instance, the caption to your second risk factor which merely states you are subject to interest rate risk does not comply with the applicable requirements. For instance, the caption on page 22 which states “capital and credit markets have experienced unprecedented levels of volatility” does not comply.

16.        Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following:

•	Securities Act Release No 33-7497 which requires that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;”
•

sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you; and

•	sample comment 38 to Staff Legal Bulletin No. 7, which directs that you include “specific disclosure of how your [operations) [financial condition] [business] would be affected” by each risk.

For instance, in the risk factor on page 21 regarding allowance for loan losses, address the trends in your non performing loans and in the economic conditions in the markets that increase these risks. For instance, in the risk factor on page 22 regarding “interest rate risk,” address the risks to you from the fact that most of your loans have adjustable interest rates.

17.        Please provide to us and undertake to include in your future filings, a risk factor relating to your liquidity and regulatory capital given your borrowings from the Treasury’s TARP program.

18.        Please provide to us and undertake to include in your future filings, a risk factor relating to risks associated with your concentration of eighty percent of your loans in real estate in a small geographic area.

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Securities and Exchange Commission

February 1, 2010

Response to Comments 14 through 18: In response to the staff’s comments, the Company will include in future filings the revised risk factor disclosure as set forth in Appendix E attached hereto in “Item 1A Risk Factors” of the Annual Report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

19.        Please provide to us and undertake to include in your future filings, revision to include an overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:

•

provide a balanced, executive-level discussion, in addition to the tables, that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	identify and provide insight into material opportunities, challenges and risks that you face, on which your executives arc most focused for both the short and long term such as:
•	your need for additional capital as evidenced by your borrowings from the Federal government under the Troubled Asset Relief Program;
•	how you have been effected by the financial and credit crisis;
•	the extent of your loan portfolio attributable to real estate loans;
•	the economic recession in your market areas;
•	the rise of loan defaults and foreclosures at your institution;
•	the drop in real estate prices, real estate sales and new construction in your market areas; and
•	the rise in unemployment in your market areas; and
•

identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital through government programs and/or other means.

Response: In response to the staff’s comments, the Company will include in future filings the proposed disclosure set forth in Appendix F attached hereto as an updated Management Overview for “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Annual Report.

20.        Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:

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Securities and Exchange Commission

February 1, 2010

•	how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deterioration may affect you;
•	trends in the allowance for loan losses;
•	trends in the provision for credit losses;
•	trends in the amount of loans charged off;
•	trends in the amount of non-accrual loans;
•	trends in the amount of impaired loans; and
•	trends in the number and percentage of your loans that are overdue.

Response: In response to the staff’s comments, the Company will include revisions to its “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operation” in future filings as set forth in the disclosure provided in response to Comment 19 above. The Company will also include additional paragraphs at the beginning of its disclosure regarding the provision for loan losses to address trends related to the provision for loan losses, credit losses, loan charge offs, non-accrual loans and impaired loans as follows:

Like many other financial institutions, the Company was affected by the national economic recession. While the Company experienced an increase in defaults and foreclosures in fiscal year 2008 and 2009, the levels of such activity has been significantly less than other regions in the country due, in part, to the fact that the Company’s market in the northern Kentucky and greater Cincinnati area did not experience as dramatic a rise in real estate values over the last several years as other markets.

Management believes that with the continuing economic uncertainty, high unemployment rates and falling real estate values, trends in credit metrics and earnings will remain above historical levels. This will include continuing higher levels of charge offs in the loan portfolio, and as a result, higher provisions for loan losses and a higher reserve for loan losses on the balance sheet. Higher provisions will lead to lower earnings and slower capital growth. Management also believes that the current economic conditions with the falling real estate values will lead to slower loan growth in the near future. While the demand for loans is expected to remain strong, management anticipates fewer customers are likely to meet the Bank’s established prudent underwriting standards.

* * * * *

In addition to the foregoing, as well as those items identified in response to Comment 5 above with respect to the current economic recession, the Company intends to disclose in future filings additional known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on the Company’s financial condition and/or operating performance at that time, which will include trends with respect to net interest income, interest expense and non-

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interest expense as appropriate. The primary trends management is focused on with respect to those areas are tied to the continued effects of the economic recession as described in the proposed disclosures set forth in response to Comment 5 above.

21.        Please provide to us and undertake to include in your future filings, disclosure of your obligations to the federal government under the various programs and your compliance to date including, but not limited to, the following:

•	your agreement to “expand the flow of credit to U.S. consumers and businesses on competitive terms;” and
•	your agreement “to work diligently, under existing programs, to modify the terms of residential mortgages.”

Please provide analysis of changes in 2008 from 2007 and 2006 in the number and aggregate amount of each of the following: new loans originated; loans refinanced; and loans modified. Please distinguish between consumer loam, residential real estate loans, and commercial loans.

Response: In response to the staff’s comments, the steps the Company has taken with respect to the matters raised by this Comment 21 are described in “The Current Economic Recession” section of the “Item 1 – Business” disclosure proposed by BKFC in response to Comment 5 above.

The Company has also provided a summary of the changes in the number and aggregate amount of new and renewed residential real estate loans, commercial loans and consumer loans, for each of 2006, 2007 and 2008 as set forth in Appendix G attached hereto. Although the data set forth in Appendix G is not required for financial or regulatory reporting purposes, the Company has endeavored to collect and present this information to the staff as requested. However, the Company’s systems are not designed to readily summarize and validate such information, and as a result, the Company would not intend to include this data in future filings.

As noted in Appendix G, the number of new and renewed residential real estate, commercial and consumer loans has decreased from 2006 through 2008. This decrease is primarily a function of the current economic recession and the fact that any new or renewed loans must meet the Bank’s long-standing prudent lending standards. Notwithstanding the decrease in new and renewed loans as identified, the Company has nevertheless experienced increased organic loan growth of approximately 8% from 2007 to 2008, as described in the Company’s Annual Report, and anticipates modest organic loan growth from 2008 to 2009. The increase in loan growth has been a function of the Bank being able to continue to make loans that meet its lending criteria at a level that outpaced the amount of loans that are paid off.

While the Company’s systems do not allow it to aggregate and summarize by type and category loan modifications, the Bank does provide the FDIC, as part of its normal regulatory reporting process, information regarding troubled debt restructurings (“TDRs”) within its portfolio. The Bank expects a significant increase in TDRs as the

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Bank works with relationships that show signs of stress, in order to proactively manage and resolve problem loans.

In connection with the foregoing analysis, the Company would anticipate including the following additional disclosure in the Financial Condition Section of “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operation” in future filings:

While the Bank continues to experience decreased levels of new and renewed residential real estate, commercial and consumer loans originated as a result of the current economic recession, the Company has experienced increased organic loan growth as a result of the level of lending outpacing the Bank’s runoff rate. While management expects continued decreases in new and renewed loan origination, the Bank intends to continue to work to make loans that meet its longstanding prudent lending standards.

22.        Please provide to us and undertake to include in your future filings analysis of how your participation in the Troubled Asset Relief Program effects you and your shareholders including but not limited to the following:

•	the extent to which it impacted how you operate your company;
•	any material effect on your liquidity, capital resources or results of operations;
•	its impact on your capital ratios, income available to common stockholders; and
•

the limits and requirements relating to executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008 and the applicable rules issued by the Department of Treasury.

Response: In response to the staff’s comments, the Company will include in future filings additional disclosure regarding the Company’s participation in the Troubled Asset Relief Program and its effects. The disclosures the Company intends to provide in future filings with respect to the matters raised by this Comment 22 are described in the new “Capital Purchase Program” section of “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations” proposed by the Company in response to Comments 11 and 12 above.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Part I. — Financial Information

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 9 - Fair Value, page 15

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23.        and undertake to include in your future filings the disclosures required by ASC 310-l0-50-15a. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Response: In response to the staff’s comments, the Company will include in future filings the disclosures required by ASC 310-10-50-15a.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

24.        We note the continued increase in impaired loans during fiscal 2009 as well as the allowance for loan losses associated with these loans, and undertake to include in your future filings revised disclosure to more clearly explain the methods used to measure impairment. Disclose the reasons why a significant portion o your impaired loans did not appear to require a specific reserve. If you have a significant amount of loans measured for impairment based on the collateral value, please disclose the following:

•	How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;
•	Whether you make any adjustments to the appraisals and why;
•	Type of appraisals, such as “retail value” or “as is value”;
•

How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

•	Typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;
•	Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;
•	How you determine the amount to charge-off; and
•

In the event external appraisals are not used to determine the fair value of the underlying collateral or where the appraisal has not been updated, discuss your processes and procedures for estimating the value of the collateral for those loans. We note your statement appearing in Note 9 - Fair Value that loans classified as Level 3 had older appraisals and required the use of other unobservable inputs.

Response: In response to the staff’s comments, the Company will include in future filings revised disclosure to more clearly explain the methods used to measure impairment and any disclosures necessary in connection with loans measured for impairment based on collateral value.

25.        Given the continued increase In the level of nonperforming loans during fiscal 2009, and undertake to include in your future filings in tabular format, a breakdown of these

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nonperforming loans by loan type. You should also consider disclosing all of the information pursuant to Item III. C. of Guide III.

Response: In response to the staff’s comments, the Company will include in future filings revised disclosure in tabular format of a breakdown of nonperforming loans by type and will consider disclosing all of the information pursuant to Item III.C. of Industry Guide III.

* * * *

We appreciate the efforts of the staff and look forward to resolving the above comments as soon as possible. In response to the above comments, the Company has also executed a written statement acknowledging certain items referenced in the closing of your original letter, which is attached hereto as Appendix H.

Please contact the undersigned at (614) 365-2759 or James J. Barresi at (513) 361-1260 if you have any questions regarding the above.

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

cc:	Robert W. Zapp, Chief Executive Officer and President
Martin J. Gerrety, Treasurer
(The Bank of Kentucky Financial Corporation)

James J. Barresi, Esq.
(Squire, Sanders & Dempsey L.L.P.)

Appendix A

Proposed Biographical Descriptions

(Response to Comment 3)

Charles M. Berger has served as a director of both BKFC and the Bank since April 2002. He serves as a member of the Executive, Trust and IT Committees of the Bank. Since 1975 Mr. Berger has been employed by Chas. H. Bilz Insurance Agency, Inc., an independent insurance agency based in Covington, Kentucky that offers commercial and personal insurance products and solutions and employee benefits services, and has served as its President since 1994. In such capacity, Mr. Berger has extensive experience in the financial services industry, overseeing the day-to-day operations of the Chas. H. Blitz Insurance Agency and its 28 employees in representing national and regional insurance carriers in offering a variety of products and services. He received his Bachelor of Science degree in business from Northern Kentucky University in 1975.

Rodney S. Cain has served as a director of BKFC since its inception in 1994 and of the Bank since its inception in 1990. Mr. Cain is currently the Chairman of both BKFC and the Bank. From 1990 to 2003, Mr. Cain served as Secretary of both BKFC and the Bank. Since 1972, Mr. Cain has been employed as the Chairman and CEO of Wiseway Supply, a privately held company based in Florence, Kentucky that provides electrical, plumbing and lighting supplies to commercial and residential contractors throughout northern Kentucky and southwest Ohio. From 1996 through 1998 Mr. Cain served as Secretary of the Workforce Development Cabinet for the Commonwealth of Kentucky. Mr. Cain also served as Kenton county judge/executive from 1998 through 1999. Mr. Cain is also a past chairman of the Northern Kentucky Chamber of Commerce.

Harry J. Humpert has served as a director of BKFC and the Bank since 1995. He serves as a member of the Audit Committee of BKFC and a member of the CRA and Executive Committees of the Bank. Mr. Humpert is the President of Humpert Enterprises, Inc., a company that operates Klingenberg’s Hardware and Paint, a retail hardware store, located in Covington, Kentucky and has been employed by that company for the last 50 years, where he oversees all aspects of its business and operations. Mr. Humpert served as chairman of the board of directors of Burnett Savings Bank in Covington Kentucky until the institution was purchased by the Bank of Kentucky in 1995. He received his Bachelor of Science degree in business administration from the University of Dayton.

Barry G. Kienzle was appointed by the Board of Directors in February 2007, and is currently the Chair of the Audit Committee of both BKFC and the Bank. Since 1987, Mr. Kienzle has been employed as the Senior Vice President and Chief Financial Officer (“CFO”) of Paul Hemmer Companies, a real estate development and construction firm based in Fort Mitchell, Kentucky. Mr. Kienzle is also a member of the board of directors of the Paul Hemmer Company and serves as a director for affiliated entities Paul Hemmer Development Co. III and Paul Hemmer Development Co IV. Mr. Kienzle is a member of the Ohio Society of CPA’s and the American Institute of CPA’s, and maintains an inactive Ohio CPA license.

John E. Miracle, D.M.D., has served as a director of BKFC since its inception in 1994 and of the Bank since 1991. He is currently a member of the Compensation Committee for BKFC, and the Trust Committee for the Bank. Dr. Miracle had a private dental practice for 30 years and retired from practice in September 1999.

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Mary Sue Rudicill has served as a director of BKFC since its inception in 1994 and of the Bank since 1991 and is presently a member of the BKFC Audit and Compensation Committees. She is also a member of the Audit, CRA and Compliance committees of the Bank. Ms. Rudicill has a background in accounting and finance, serving as an auditor and a member of the board of directors of Boone State Bank & Trust Company from 1971 to 1986. Ms. Rudicill is presently, and has served for the past 16 years as, the Chairperson of Belleview Sand and Gravel, Inc. and Gravelview Trucking Company, family owned businesses based in Burlington, Kentucky that supply sand, gravel, concrete, aggregates and masonry products throughout northern Kentucky. As Chairperson, Ms. Rudicill oversees all aspects of the business, finance and operations of Belleview Sand and Gravel, Inc. and Gravelview Trucking Company, which have a total of 20 employees.

Ruth M. Seligman-Doering has served as a director of BKFC since its inception in 1994 and of the Bank since its inception in 1990 and is presently a member of the CRA, Trust and IT committees of the Bank. Ms. Seligman-Doering is director of Charles Seligman Distributing Company, Inc., a family owned beverage wholesaler and distributor based in Walton, Kentucky and has also been its President and CEO since 1992, overseeing all aspects of its day-to-day operations and approximately 125 employees.

Herbert H. Works has served as a director of BKFC since its inception in 1994 and a director of the Bank since 1992. He serves as a member of the Compensation Committee of BKFC and the CRA, Executive, Loan and Technology committees of the Bank. Since 2003, Mr. Works has served as the Secretary of both BKFC and the Bank. Mr. Works is the President of Boone-Kenton Lumber Company, located in Erlanger Kentucky, a retail lumber and building supply company. Mr. Works has been employed by that company for the last 26 years where he has overseen all aspects of its business and operations.

Robert W. Zapp has served as a director of BKFC since its inception in 1994 and a director of the Bank since its inception in 1990. Mr. Zapp is the President and CEO of the Bank and BKFC and has served in that capacity since each of their inceptions. Prior to that, Mr. Zapp was the President of Fifth Third Bank of Kenton County, formerly Security Bank, and resigned as President of such institution in order to participate in the organization of the Bank. Prior to that, Mr. Zapp served as the Executive Vice President over lending and on the board of directors for Boone State Bank in northern Kentucky.

Martin J. Gerrety was Senior Vice President and Chief Financial Officer of Peoples Bank of Northern Kentucky from 1996 until 2002, where he oversaw all aspects of the finance and accounting functions as well as a staff of finance professionals. He has served as both Treasurer and Assistant Secretary of BKFC since May 2003, and as Senior Vice President, CFO of the Bank since 2002 until July of 2005, and as Executive Vice President, CFO of the Bank since July of 2005. In those capacities he is responsible for the financial reporting and accounting functions for both BKFC and the Bank. He received his Bachelor of Science degree from Northern Kentucky University in 1985 and his Masters of Business Administration from Xavier University in 1995.

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Appendix B

Proposed Revisions to “Item 1 Business”

(Response to Comment 4)

The following paragraph shall be included in “Item 1 Business—General” of the Annual Report:

As described in more detail in this Annual Report, the current economic recession has had a substantial effect on the operations of BKFC and the Bank. Since 2008 there have been numerous programs implemented by the U.S. federal government and others in an effort to respond to financial conditions affecting the financial services industry, and the broader economy as a whole. To date BKFC and the Bank have participated in two such government programs. First, in October 2008 the Bank participated in the transaction account guarantee component of the Federal Deposit Insurance Corporation’s (the “FDIC”) Temporary Liquidity Guarantee Program (the “TLGP”), whereby the FDIC will temporarily guarantee all depositor funds in qualifying noninterest-bearing transaction accounts. Second, in February 2009 BKFC participated in the Troubled Asset Relief Program (TARP)-Capital Purchase Program (“CPP”) sponsored by the United States Department of the Treasury (the “Treasury Department”), in order to enhance its liquidity and capital position. BKFC received $34.0 million under the CPP program in exchange for issuing 34,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), and a warrant (the “Warrant”) to purchase approximately 274,784 shares of BKFC common stock. Neither BKFC nor the Bank have participated in any of the other wide-ranging programs that have been instituted by the federal government in response to the current economic recession.

For a discussion of the impact of the current economic recession on the financial condition and results of operations of BKFC and its subsidiaries, as well as a discussion of how the curtailment or ending of any such programs would effect BKFC and/or the Bank, see below under “The Current Economic Recession” below as well as Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report.

* * * * *

The Company will also include in future filings a new subsection within “Item 1 Business” of the Annual Report as follows (updated as appropriate for then current period results):

The Current Economic Recession

Like many other financial institutions, BKFC’s results for the year ended December 31, 2009 were affected by the national economic recession. Although total loan growth in 2009 increased by 13% as compared to 2008, resulting in an increase in net interest income, these revenue increases were substantially offset by the significant increase in the provision for loan losses, which was $12,825,000 for the year ended December 31, 2009 as compared to $4,850,000 for 2008. The increase reflected an increase in loans charged off in 2009, and management’s continuing concerns over the deteriorating economic conditions in the markets in which the Bank operates. The current trend remains for continued higher than normal levels of loan loss reserves, primarily a result of the current economic conditions in the northern Kentucky and greater Cincinnati, Ohio markets in which the Bank operates.

For the year ended December 31, 2009, net charge-offs were $7,582,000 or .71% of average loan balances as compared to 2008 figures of $3,445,000 or .35% of average loan balances. Although the Bank experienced an increase in defaults and foreclosures in fiscal year 2009, such levels have been significantly less than other regions of the United States. This is due, in part, to the fact that the Bank’s markets in northern Kentucky and Cincinnati, Ohio have not experienced as dramatic a rise in real estate values over the last several years as compared to markets like Florida and California.

As a result of management concerns over the current economic environment, individual lending authorities have been reduced, and a new loan committee structure was put into place, adding the Bank’s Chief Executive Officer to the Bank’s loan committee to further scrutinize credit decisions. Additionally, the Bank established a problem asset workout group in 2009. This group is comprised of three experienced bankers whose primary task is to reduce risk by accelerating the exit from troubled credits. The problem asset workout group does this employing a number of strategies. In addition, this group provides advice and support for the Bank’s lending professionals with respect to those relationships that are showing signs of stress, but have not elevated to the point of transfer to workout. Aside from these monitoring and management processes, BKFC also conducts quarterly reviews and evaluations of all criticized loans. These comprehensive reviews, which pre-date the current economic recession, include the formulation of action plans and updates on recent developments on all criticized loans. Proactive management of problem loans is a high priority of the Bank’s senior management.

BKFC has not experienced the stress or deterioration in its residential real estate portfolio that other financial institutions may be experiencing, as residential real estate loans represent a small portion of the Bank’s overall loan portfolio. The Bank has not created or marketed any sub-prime loan products to its customers and does not service mortgages on behalf of other institutions. The Bank follows a strategy of selling a majority of its originated residential loans in the secondary market. In the majority of situations, the Bank follows the underwriting guidelines of the various government agencies on residential real estate loans the Bank seeks to portfolio. For the year ended December 31, 2009, the Bank’s residential real estate loan production was $144.5 million. Of this, sold loans totaled $122.1 million, while portfolio and construction loans totaled $8.9 million and $13.6 million, respectively. The average balance of amortizing portfolio loans during 2009 was $109 million as compared to $102.4 million in 2008. Residential real estate charge-offs in this portfolio in 2009 and 2008 were .58% and .39% respectively. Delinquencies have been moderate, and non-accruals were at $2.78 million as of December 31, 2009 versus $83.4 million outstanding (amortizing portfolio loan balances) or 3.36%. The Bank had 17 residential loans on non-accrual as of December 31, 2009, with two of those loans totaling $1.4 million, or 50% of aggregate non-accrual loan balances. The foregoing measures are a reflection of the Bank’s underwriting and collection practices. The Bank has also added full time equivalent resources to its collections department, allowing the Bank to make more frequent and earlier collection calls, resulting in better working relationships with those borrowers who may have difficulty in making timely payments.

The current economic recession has also affected the operations of BKFC and the Bank. During the fourth quarter of 2008 and first quarter of 2009, BKFC and the Bank each participated in two government programs, which had the effect of enabling it to enhance liquidity and to augment its strong capital position and otherwise facilitate its response to the economic crisis. First, in October 2008 the Bank participated in the transaction account guarantee component of the FDIC’s TLGP program. Second, in February 2009 BKFC participated in the TARP CPP Program, receiving $34,000,000 in exchange for issuing 34,000 shares of Series A Preferred Stock and a Warrant to purchase approximately 274,784 shares of BKFC Common Stock. Neither BKFC nor the Bank actively participate in any of the other federal government programs that have been instituted in response to the current economic recession.

Management believes that BKFC would not be adversely affected should the FDIC curtail or end the transaction account guarantee component of the TLGP program, which is scheduled to expire under current regulations on June 30, 2010. Management further believes that BKFC would not be adversely affected should the Treasury Department choose to curtail or end the CPP program, given that the Series A Preferred Stock and related Warrants are perpetual instruments which will remain outstanding until BKFC elects to repurchase them as permitted by the ARRA. Until such time as the Series A Preferred Stock and the related Warrant are repurchased, BKFC will remain subject to the terms and conditions of those instruments, which, among other things, requires BKFC to obtain regulatory approval to pay dividends on common stock in excess of $0.28 per common share (on a semi-annual basis) and, with some exceptions, to repurchase shares of common stock. Further, participation in the CPP subjects BKFC and the Bank to increased regulatory and legislative oversight, including with respect to executive compensation. Any new oversight, legal requirements and implementing standards under the CPP may have unforeseen or unintended adverse effects on BKFC’s results of operations and business condition. If BKFC was required by the Treasury Department to repurchase the Series A Preferred Stock and related Warrant as a result of future changes to the terms of the TARP CPP program in connection with the curtailment or ending of such program, management believes it would need to raise additional capital to replace the Series A Preferred Stock, in order to maintain its current regulatory capital ratios.

BKFC has been responsive to its obligations to the Federal government to expand the flow of credit to U.S. consumers and businesses on competitive terms during this economic recession. In particular, by purchasing U.S. government agency mortgage-backed securities (“MBS”) following the U.S. Treasury investment of $34.0 million in BKFC’s Series A Preferred Stock, BKFC has provided incremental liquidity to that market. The Bank has increased it holdings of U.S. government MBS from $13.8 million at December 31, 2007 to $43.9 million and $83.1 million at December 31, 2008 and

2009, respectively. Due to the Bank’s long-standing prudent lending standards, the number of non-performing loans have increased at a lower rate than the overall growth rate in the total loan portfolio. Accordingly, the Bank has not had a significant need to modify mortgages which are held in its portfolio.

For additional discussion of the impact of the current economic recession on the financial condition and results of operations of BKFC and its subsidiaries, see “Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Annual Report.

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Appendix C

Proposed Revisions to “Item 1 Business”

(Response to Comment 10)

Competition

There is significant competition within the banking and financial services industry in northern Kentucky, which is the primary market in which the Bank operates. Changes in regulation, technology and product delivery systems have resulted in an increasingly competitive environment. The Bank expects to continue facing increased competition from online and traditional financial institutions seeking to attract customers by providing access to similar services and products.

Some of the institutions which compete with the Bank are among the largest financial institutions in the United States. Any actual intervention or assistance to these competitors made by the U.S. federal government, as well as the perception that such assistance would be forthcoming if needed, could have the effect of eroding any competitive advantages of the Bank in the markets in which it operates. Within the northern Kentucky and greater Cincinnati Ohio markets, the Bank competes with approximately seven financial institutions with over $50 billion in total assets, as well as numerous state chartered banking institutions of comparable or larger size and resources and smaller community banking organizations. The Bank also has numerous local, regional and national nonbank competitors, including savings and loan associations, credit unions, mortgage companies, insurance companies, finance companies, financial service operations of major retailers, investment brokerage and financial advisory firms and mutual fund companies. Because nonbank financial institutions are not subject to the same regulatory restrictions as banks and bank holding companies, they can often operate with greater flexibility and lower cost structures. Currently, the Bank does not face meaningful competition from international banks in its market, although that could change in the future.

The Bank competes for deposits primarily with other commercial banks, savings associations and credit unions and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The primary factors in competing for deposits are interest rates and convenience of office locations. The Bank competes for making loans primarily with other banks, savings associations, consumer finance companies, credit unions, leasing companies and other nonbank competitors. The Bank competes for loan originations primarily through the interest rates and loan fees it charges and through the efficiency and quality of services it provides to borrowers. Competition for loans is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors that are not readily predictable.

Due to the Bank’s size relative to the many other financial institutions in its market, management believes that the Bank does not have a substantial share of the deposit and loan markets. The table below presents FDIC deposit data regarding the Bank’s deposit market share. The June, 2009 data set forth below is the most current data available from the FDIC at this time and represents those counties in which the Bank has reported market share for deposits.

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Bank Deposit Market Share

($ in thousands)

Market (1)	June, 2009 Deposits	Deposit Market Share
Boone County Kentucky	$390,087	19.41%
Campbell County Kentucky	151,129	11.91%
Grant County Kentucky	31,561	11.44%
Kenton County Kentucky	549,242	25.97%

(1) Source: FDIC

Services provided by the Bank’s trust division face competition from many national, regional and local financial institutions. Companies that offer broad services similar to those provided by the Bank, such as other banks, trust companies and full service brokerage firms, as well as companies that specialize in particular services offered by the Bank, such as investment advisors and mutual fund providers, all compete with the Bank’s trust division.

The Bank’s ability to compete effectively is a result of being able to provide customers with desired products and services in a convenient and cost effective manner. Customers for commercial, consumer and mortgage banking as well as trust services are influenced by convenience, quality of service, personal contacts, availability of products and services and related pricing. The Bank continually reviews its products, locations, alternative delivery channels and pricing strategies to maintain and enhance its competitive position. Management believes it can compete effectively as a result of local market knowledge and awareness of, and attention to, customer needs.

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Appendix D

Proposed Revisions to “Item 7 Management’s Discussion and Analysis of Financial

Condition and Results of Operation”

(Response to Comments 11 and 12)

CAPITAL PURCHASE PROGRAM

On February 13, 2009, BKFC entered into the Purchase Agreement with the U.S. Treasury under the CPP, pursuant to which BKFC agreed to issue 34,000 shares of Series A Preferred Stock, for a total price of $34 million. The Series A Preferred Stock is to pay cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. See “Item 1 Business—CPP Participation for additional discussion regarding the terms of the CPP investment.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. BKFC is further required pursuant to the terms of the Securities Purchase Agreement to register the resale of the Series A Preferred Stock, the Warrant, and the issuance of shares of common stock upon exercise of the Warrant (the “Warrant Shares”) with the U.S. Securities and Exchange Commission. The Warrant has been exercisable since February 13, 2009, its date of issuance. Copies of the Securities Purchase Agreement, the Warrant, the Certificate of Designations for the Series A Preferred Stock and the form of Series A Preferred Stock certificate are included as exhibits to this Annual Report. The foregoing summary of these documents is qualified in its entirety by reference thereto.

BKFC chose to participate in the TARP CPP in order to reinforce its strong capital position, advance the U.S. Treasury’s efforts to facilitate additional lending in the markets in which the Bank operates, maintain its competitive advantage over its less well-capitalized competitors, ensure sufficient capital to support future acquisitions and support its general operations. The Bank’s decision to participate in the TARP CPP was also affected by discussions with its regulators, including the FDIC and the Federal Reserve Bank of Cleveland. In light of the turmoil in the banking sector, uncertainty as to government action in the future with respect to risk-based capital guidelines, as well as the general economy as a whole, BKFC elected to request the maximum amount available for investment by the U.S. Treasury under the CPP (3% of the Bank’s risk-weighted assets) for the reasons described above. At present BKFC is considering all alternatives associated with raising additional capital necessary to support a repurchase of the Series A Preferred Stock, which management may consider undertaking at some point during 2010, depending on market conditions and after further discussion with BKFC and the Bank’s regulators.

Use of Capital

The TARP CPP funds have not been segregated from BKFC’s other funds, and thus those funds cannot be directly traced through BKFC’s balance sheet.

Based on analysis of the market conditions at the time of issuance, BKFC determined that the proceeds of the U.S. Treasury investment in its Series A Preferred Stock initially would be best deployed in U.S. government agency MBS until loan demand improved. BKFC retained $9 million of the proceeds to extinguish short term debt and further augment its capital position, and invested the remaining $25 million in the Bank. In turn, the Bank invested the $25 million of the proceeds, along with other funds obtained, to leverage the TARP CPP investment, in MBS, pending deployment in more permanent uses such as for acquisitions and to support loan growth. With these investments, BKFC provided incremental liquidity to the residential mortgage markets and at the same time obtained products that generate cash flow. BKFC is holding the MBS assets on its balance sheet as available for sale. BKFC intends to utilize its cash flows, including those derived from its MBS investments and the proceeds of any sale or disposition of its MBS investments, to fund commercial and residential loans that meet BKFC’s long-standing prudent lending standards as the demand for high-quality loans rises in the markets it serves and otherwise support its business.

BKFC is committed to making credit available to the markets it serves and fulfilling the needs of its customers. To ensure that all lending growth opportunities are addressed, the Bank implemented a new loan committee structure, adding the Bank’s Chief Executive Officer to the Bank’s loan committee to further scrutinize credit decisions. Additionally, the Bank established a problem asset workout group in 2009. This group provides advice and support for the Bank’s lending professionals with respect to those relationships that are showing signs of stress, but have not elevated to the point of transfer to workout, to address the needs of existing clients. In certain sectors, such as commercial lending, loan demand has diminished consistent with the overall economy as customers have taken a conservative direction and postponed investments. Conversely, residential mortgage activity increased in 2009 in response to favorable interest rates and new government agency programs. While the TARP CPP funds have not been segregated, and this increased lending is not directly traceable in a dollar-for-dollar manner to the TARP CPP, the TARP CPP investment has strengthened BKFC’s balance sheet and capital position.

In addition, BKFC has not experienced the stress or deterioration in its residential real estate portfolio that other financial institutions may be experiencing, and the Bank has not created or marketed to its customers any sub-prime loan products, does not service mortgages for other institutions and otherwise follows a strategy in selling the majority of the Bank’s residential loans into the secondary market. In substantially all situations, the Bank follows the underwriting guidelines of the various government agencies on loans the Bank seeks to portfolio. For the year ended December 31, 2009, the Bank’s residential real estate loan production was $144.5 million. Of this, sold loans totaled $122.1 million, while portfolio and construction loans totaled $8.9 million and $13.6 million, respectively. The average balance of amortizing portfolio loans during 2009 was $109 million as compared to $102.4 million in 2008. Residential real estate charge-offs in this portfolio in 2009 and 2008 were .58% and .39% respectively. Delinquencies have been moderate, and non-accruals were at $2.78 million as of December 31, 2009 versus $83.4 million outstanding (amortizing portfolio loan balances) or 3.36%. The Bank had 17 residential loans on non-accrual as of December 31, 2009, with two of those loans totaling $1.4 million, or 50% of aggregate non-accrual loan balances. These statistics are a result of the Bank’s underwriting and collection practices. The Bank has also added full time equivalent resources to its collections department, allowing the Bank to make more frequent and earlier collection calls, resulting in better working relationships with those borrowers who may have difficulty in making timely payments.

Effects of TARP CPP Participation

The terms of the Series A Preferred Stock provide that, in the event BKFC defaults on the payment of dividends due on the Series A Preferred Stock for an aggregate of six quarters or more, the board of directors of BKFC shall be automatically increased by two positions, and the holders of the Series A Preferred Stock shall have the right to elect two directors to fill those positions. There was no need for BKFC to amend its bylaws to increase the maximum size of the board of directors in order to be able to accommodate an election of those two directors. BKFC did not have any other senior class of securities outstanding at the time it entered into the Securities Purchase Agreement.

With respect to BKFC’s day-to-day operations, participation in the TARP CPP has heightened the focus on originating new loans that meet the Bank’s prudent lending standards and strengthened BKFC’s capital ratios. For example, at December 1, 2008 (prior to the TARP CPP transaction), BKFC’s ratios of Total Capital to Risk Weighted Assets, Tier 1 Capital to Risk Weighted Assets and Tier 1 Capital to Average Assets were 10.73%, 8.19% and 7.96%, respectively, and at March 31, 2009 (following the February 13, 2009 TARP CPP transaction) the BKFC’s ratios of Total Capital to Risk Weighted Assets, Tier 1 Capital to Risk Weighted Assets and Tier 1 Capital to Average Assets were 13.57%, 11.01% and 11.05%, respectively. However, it should be noted that, prior to BKFC’s participation in the TARP CPP, both it and the Bank were well-capitalized. At December 31, 2008, each of the Bank’s ratios of Total Capital to Risk Weighted Assets, Tier 1 Capital to Risk Weighted Assets and Tier 1 Capital to Average Assets exceeded the respective ratios of 10.00%, 6.00% and 5.00%, which are the minimum ratios of regulatory capital required to be well-capitalized.

BKFC’s participation in the TARP CPP has affected the income available to common stockholders in two ways: (1) BKFC agreed in the Securities Purchase Agreement to not pay any dividend on the common stock prior to February 13, 2012 other than regular quarterly cash dividends of not more than $0.28 per share of common stock, and (2) the dividend payments which are due on the Series A Preferred Stock have the effect of reducing the net income otherwise available to the common stockholders. The terms of the Stock Purchase Agreement prohibit repurchases of common stock (although there was no intent, at the time of the issuance of the Series A Preferred Stock, for BKFC to buy back or otherwise repurchase any of its common stock).

BKFC has complied with, and will continue to comply with, the executive compensation and corporate governance requirements of each of the EESA, the ARRA and any subsequent legislation, regulations or guidance for so long as the Series A Preferred Stock or any other security acquired under the Securities Purchase Agreement is held by the U.S. Treasury. As required by the EESA and ARRA, BKFC will further limit the Section 162(m) tax deduction for executive compensation to $500,000 per year for any senior executive officer for so long as the Series A Preferred Stock or any other security acquired under the Securities Purchase Agreement is held by the U.S. Treasury.

An executive compensation risk assessment was performed by BKFC’s senior risk officers. Based on the materials reviewed, BKFC’s senior risk officers concluded that the executive compensation and incentive program as then in effect did not encourage the senior executive officers to take unnecessary and excessive risks. The findings of this risk assessment were presented to the Compensation Committee of the Board and final conclusions were provided to the full Board. A certification statement will be included within the Compensation Committee Report of the BKFC 2010 Proxy Statement. This risk assessment process will occur each year in which the Series A Preferred Stock or any other security acquired under the Securities Purchase Agreement is held by the U.S. Treasury. In addition, the compensation committee, which is composed entirely of independent directors, will discuss BKFC’s compensation arrangements in light of such risk assessment at least semi-annually for so long as the Series A Preferred Stock or any other security acquired under the Securities Purchase Agreement is held by the U.S. Treasury. BKFC’s 2010 Proxy Statement will permit a nonbinding shareholder vote to provide advisory approval of the compensation of BKFC’s executives.

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Appendix E

Proposed Revisions to “Item 1A Risk Factors”

(Response to Comments 14 through 18)

Item 1A.	Risk Factors

An investment in the common stock of BKFC is subject to certain risks inherent in the business of BKFC and the Bank. The material risks and uncertainties that management believes affect BKFC and the Bank are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below, together with all of the other information included or incorporated by reference into this Form 10-K. The risks and uncertainties described below are not the only ones facing BKFC or the Bank. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair the business operations of BKFC or the Bank. This Form 10-K is qualified in its entirety by these risk factors.

If any of the following risks occur, or if any combination of the following risks occur, the financial condition and results of operations of BKFC or the Bank could be materially and adversely affected. If this were to happen, the value of BKFC’s common stock could decline significantly.

References to “we,” “us,” and “our” in this “Risk Factors” section refer to BKFC and its subsidiaries, including the Bank, unless otherwise specified or unless the context otherwise requires.

Our business depends upon the general economic conditions of the northern Kentucky and greater Cincinnati Ohio area, and may continue to be adversely affected by downturns in the local economies in which we operate.

Our business operations are limited almost exclusively to the northern Kentucky and the greater Cincinnati, Ohio area, which is a small geographic area. As such, our business is closely tied to the general economic conditions of this area. Local economic conditions in this area have a significant impact on the demand for our products and services, as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of the Bank’s deposit funding sources.

A significant decline in general economic conditions could increase loan delinquencies, increase problem assets and foreclosure, increase claims and lawsuits, decrease the demand for the Bank’s products and services, or decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power and the value of assets associated with problem loans and collateral coverage, thereby having a material adverse effect on our financial condition and results of operations.

A significant portion of our loans are secured by real estate and concentrated in the northern Kentucky and greater Cincinnati area, which may adversely affect our earnings and capital if real estate values decline.

Nearly 80% of our total loans are real estate interests (residential, nonresidential and construction and land development) concentrated in the northern Kentucky area and neighboring areas in greater Cincinnati Ohio, a small geographic area. As a result, declining real estate values in the northern Kentucky and greater Cincinnati, Ohio markets as a result of the ongoing national economic recession could negatively impact the value of the real estate collateral securing such loans. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values in satisfaction of any nonperforming or defaulted loans, our earnings and capital could be adversely affected.

We are subject to intense competition in our market area, and our business will be adversely affected if we are unable to compete effectively.

BKFC and its subsidiaries compete with national financial institutions, as well as numerous state chartered banking institutions of comparable or larger size and resources, smaller community banking organizations and a variety of nonbank competitors. The Bank competes for deposits with other commercial banks, savings associations and credit unions and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. In making loans, the Bank competes with other banks, savings associations, consumer finance companies, credit unions, leasing companies and other lenders. Many of the institutions against whom we compete are national and regional banks that are significantly larger than us and, therefore, have significantly greater resources and the ability to achieve economies of scale by offering a broader range of products and services at more competitive prices than we can offer. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry.

Our ability to compete successfully and to maintain and grow our profitability depends upon a number of factors, including: the ability to develop, maintain and build upon long-term customer relationships based on top-quality service, high ethical standards and safe, sound assets; the ability to continue to expand BKFC’s market position through organic growth and strategic acquisitions; the scope, relevance and pricing of products and services offered to meet customer needs and demands; the rate at which BKFC introduces new products and services relative to our competitors; and industry and general economic trends. Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our financial condition and results of operation.

Our nonresidential real estate loans expose us to greater risks of nonpayment and loss than residential mortgage loans, which may cause us to increase our allowance for loan losses.

At December 31, 2008, $429 million, or 42%, of our loan portfolio consisted of nonresidential real estate loans. Nonresidential real estate loans generally expose a lender to greater risk of non-payment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans expose us to additional risks because they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by collateral that may depreciate over time. These loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential mortgage loans. Because such loans generally entail greater risk than residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our nonresidential real estate borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan.

We may require access to the capital and credit markets to conduct our business operations, and the unprecedented levels of volatility that have impacted such capital and credit markets could impair our access to the same.

During 2008, the capital and credit markets experienced extended volatility and disruption. In the third quarter of 2008, the volatility and disruption reached unprecedented levels. In some cases, the markets produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength. If these levels of market disruption and volatility continue, worsen or abate and then arise at a later date, BKFC’s ability to access capital could be materially impaired. BKFC’s inability to access the capital markets could constrain our ability to make new loans, to meet our existing lending commitments and, ultimately, jeopardize our overall liquidity and capitalization.

In response to financial conditions affecting the banking system and financial markets and the potential threats to the solvency of investment banks and other financial institutions, the U.S. government has taken unprecedented actions. These actions include the government assisted acquisition of Bear Stearns by JPMorgan Chase, the federal conservatorship of Fannie Mae and Freddie Mac, and the plan of Treasury Department to inject capital and to purchase mortgage loans and mortgage-backed and other securities from financial institutions for the purpose of stabilizing the financial markets or particular financial institutions. Investors should not assume that these governmental actions will necessarily benefit the financial markets in general, or BKFC in particular. BKFC could also be adversely impacted if one or more of its direct competitors are beneficiaries of selective governmental interventions (such as FDIC-assisted transactions) and BKFC does not receive comparable assistance. Further, investors should not assume that the government will continue to intervene in the financial markets at all. Investors should be aware that governmental intervention (or the lack thereof) could materially and adversely affect BKFC’s business, financial condition and results of operations.

The ongoing national economic recession could require further additions to our allowance for loan losses, which would reduce our net income.

If our borrowers do not repay their loans or if the collateral securing their loans is insufficient to provide for the full repayment, we may suffer credit losses. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for loan losses based on a number of factors. If our assumptions and judgments are wrong, our allowance for loan losses may not be sufficient to cover our losses. If we determine that our allowance for loan losses is insufficient, we would be required to take additional provisions for loan losses, which would reduce net income during the period those provisions are taken. In addition, our regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or to charge off particular loans. The ongoing national economic recession, and its impact upon the northern Kentucky and greater Cincinnati, Ohio markets where our business is concentrated, has caused us to continue to increase our allowance for loan losses. If current economic trends continue, BKFC may experience higher than normal delinquencies and credit losses, resulting in BKFC further increasing its provisions for loan losses in the future and reduced net income.

Our accounting policies and estimates are critical to how we report our financial condition and results of operations, and any changes to such accounting policies and estimates could materially affect how we report our financial condition and results of operations.

Accounting policies and estimates are fundamental to how we record and report our financial condition and results of operations. Our management makes judgments and assumptions in selecting and adopting various accounting policies and in applying estimates so that such policies and estimates comply with generally accepted accounting principles in the United States (“GAAP”).

Management has identified certain accounting policies as being critical because they require management’s judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, valuing an asset or liability or reducing a liability. We have established detailed policies and control procedures that are intended to ensure that these critical accounting estimates and judgments are well controlled and applied consistently. In addition, these policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Because of the uncertainty surrounding our judgments and the estimates pertaining to these matters, actual outcomes may be materially different from amounts previously estimated. For example, because of the inherent uncertainty of estimates, management cannot provide any assurance that the Bank will not significantly increase its allowance for loan losses if actual losses are more than the amount reserved. Any increase in its allowance for loan losses or loan charge-offs could have a material adverse effect on our financial condition and results of operations. In addition, we cannot guarantee that we will not be required to adjust accounting policies or restate prior financial statements. See “Item 1 Business – Allowance for Loan Losses” and “Item 7 Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Critical Accounting Policies” for additional discussion regarding these critical accounting policies.

Further, from time to time, the Financial Accounting Standards Board and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. The ongoing economic recession has resulted in increased scrutiny of accounting standards by legislators and our regulators, particularly as they relate to fair value accounting principles. In addition, ongoing efforts to achieve convergence between GAAP and International Financial Reporting Standards may result in changes to GAAP. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements or otherwise adversely affecting our financial condition or results of operation.

Our largest source of revenue (net interest income) is subject to interest rate risk.

The Bank’s financial condition and results of operations are significantly affected by changes in interest rates. The Bank’s earnings depend primarily upon its net interest income, which is the difference between its interest income earned on its interest-earning assets, such as loans and investment securities, and its interest expense paid on its interest-bearing liabilities, consisting of deposits and borrowings. Moreover, the loans included in our interest-earning assets are primarily comprised of variable and adjustable rate loans. Net interest income is subject to interest rate risk in the following ways:

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In general, for a given change in interest rates, the amount of change in value (positive or negative) is larger for assets and liabilities with longer remaining maturities. The shape of the yield curve may affect new loan yields, funding costs and investment income differently.

•

The remaining maturity of various assets or liabilities may shorten or lengthen as payment behavior changes in response to changes in interest rates. For example, if interest rates decline sharply, loans may pre-pay, or pay down, faster than anticipated, thus reducing future cash flows and interest income. Conversely, if interest rates increase, depositors may cash in their certificates of deposit prior to maturity (notwithstanding any applicable early withdrawal penalties) or otherwise reduce their deposits to pursue higher yielding investment alternatives.

•

Repricing frequencies and maturity profiles for assets and liabilities may occur at different times. For example, in a falling rate environment, if assets reprice faster than liabilities, there will be an initial decline in earnings. Moreover, if assets and liabilities reprice at the same time, they may not be by the same increment. For instance, if the Federal Funds Rate increased 50 basis points, rates on demand deposits may rise by 10 basis points; whereas rates on prime-based loans will instantly rise 50 basis points.

Financial instruments do not respond in a parallel fashion to rising or falling interest rates. This causes asymmetry in the magnitude of changes to net interest income, net economic value and investment income resulting from the hypothetical increases and decreases in interest rates. Therefore, BKFC’s management monitors interest rate risk and adjusts BKFC’s funding strategies to mitigate adverse effects of interest rate shifts on BKFC’s balance sheet. The Bank’s asset and liability management strategies designed to maintain a reasonable degree of interest rate sensitivity are more fully described in “Item 1 Business – Asset/Liability Management” and the “Asset/Liability Management and Market Risk” section of “Item 7A Quantitative and Qualitative Disclosure about Market Risk.”

Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may significantly affect BKFC’s financial condition, results of operation, liquidity or stock price.

The Emergency Economic Stabilization Act of 2008 (the “EESA”), which established the Treasury Department’s Troubled Asset Relief Program (“TARP”), was enacted on October 3, 2008. As part of the TARP, the Treasury Department created the Capital Purchase Program (“CPP”), under which the Treasury Department will invest up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the “ARRA”) was enacted as a sweeping economic recovery package intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. There can be no assurance as to the actual impact that the EESA or its programs, including the CPP, and ARRA or its programs, will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect BKFC’s financial condition, results of operation, liquidity or stock price.

In addition, there have been numerous actions undertaken in connection with or following the EESA and ARRA by the Federal Reserve Board, Congress, the Treasury Department, the FDIC, the SEC and others in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in late 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; a mandatory “stress test” requirement for banking institutions with assets in excess of $100 billion to analyze capital sufficiency and risk exposure; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. However, the EESA, the ARRA and any current or future legislative or regulatory initiatives may not have their desired effect, or may have an adverse effect when applied to BKFC.

Failure to meet any of the various capital adequacy guidelines which we are subject to could adversely affect our operations and could compromise the status of BKFC as a bank holding company.

BKFC and the Bank are required to meet certain regulatory capital adequacy guidelines and other regulatory requirements imposed by the FRB, the FDIC and the Department. If BKFC or the Bank fails to meet these minimum capital guidelines and other regulatory requirements, our financial condition and results of operations would be materially and adversely affected and could compromise the status of BKFC as a banking holding company. See “Item 1 Business – Regulatory Capital Requirements” for detailed capital guidelines for bank holding companies and banks.

BKFC is subject to liquidity risk, which could disrupt our ability to meet our financial obligations.

Liquidity refers to the availability of BKFC to ensure sufficient levels of cash to fund operations, such as meeting deposit withdrawals, funding loan commitments, paying expenses and meeting quarterly payment obligations under certain subordinated debentures issued by BKFC in connection with the issuance of floating rate redeemable trust preferred securities issued by BKFC’s unconsolidated trust subsidiary. The source of the funds for BKFC’s debt obligations is dependent on the Bank. If needed, the Bank has the ability to borrow term and overnight funds from the Federal Home Loan Bank or other financial intermediaries. The Bank also has $184 million of securities designated as available-for-sale that can serve as sources of funds. In addition, in February 2009 BKFC issued $34 million of Series A Preferred Stock to the U.S. Treasury as part of the CPP, resulting in additional cash available to support the Bank’s capital position.

While management is satisfied that BKFC’s liquidity is sufficient at December 31, 2009 to meet known and potential obligations, any significant restriction or disruption of BKFC’s ability to obtain funding from these or other sources could have a negative effect on BKFC’s ability to satisfy its current and future financial obligations, which could materially affect BKFC’s financial condition.

BKFC is a bank holding company, and its sources of funds are limited.

BKFC is a bank holding company and its operations are primarily conducted by the Bank, which is subject to significant federal and state regulation. Cash available to pay dividends to stockholders of BKFC is derived primarily from dividends paid by the Bank. As a result, BKFC’s ability to receive dividends or loans from its subsidiaries is restricted. Under federal law, the payment of dividends by the Bank is subject to capital adequacy requirements. The FRB and/or the FDIC prohibit a dividend payment by BKFC or the Bank that would constitute an unsafe or unsound practice. See “Item 1 Business – Dividend Restrictions.”

The inability of the Bank to generate profits and pay such dividends to BKFC, or regulator restrictions on the payment of such dividends to BKFC even if earned, would have an adverse affect on the financial condition and results of operations of BKFC and BKFC’s ability to pay dividends to its shareholders.

In addition, since BKFC is a legal entity separate and distinct from the Bank, its right to participate in the distribution of assets of the Bank upon the Bank’s liquidation, reorganization or otherwise will be subject to the prior claims of the Bank’s creditors, which will generally take priority over the Bank’s shareholders.

Our stock price can be volatile.

Our stock price can fluctuate widely in response to a variety of factors, making it more difficult for you to resell your BKFC common stock at prices you find attractive and at the time you want. Factors include actual or anticipated variations in our quarterly operating results;

changes in recommendations or projections by securities analysts; operating and stock price performance of other companies deemed to be peers; news reports and perception in the marketplace regarding BKFC, our competitors and/or the financial services industry as a whole; results of litigation; significant acquisitions or business combinations involving BKFC or our competitors; and other factors, including those described in this “Risk Factors” section. For example, the existence of the warrant issued to the Treasury Department to purchase up to 274,784 shares of BKFC common stock at an exercise price of $18.56 per share and the potential for dilution or actual dilution the warrant may cause, as described in detail below, may also create additional volatility in the market price of BKFC’s common stock.

In addition, our common stock also has a low average daily trading volume, which limits a person’s ability to quickly accumulate or quickly divest themselves of large blocks of our stock. Further, a low average trading volume can lead to significant price swings even when a relatively small number of shares are being traded.

Recent or future acquisitions by BKFC may not produce revenue enhancements or cost savings at levels or within timeframes originally anticipated and may result in unforeseen integration difficulties.

BKFC regularly explores opportunities to acquire financial services businesses or assets and may also consider opportunities to acquire other banks or financial institutions. In 2007 we acquired FNB Bancorporation. In 2009 we acquired certain banking offices and assumed certain deposit liabilities of Integra Bank, N.A., as well as adding the investment professionals of Tapke Asset Management, LLC to the Bank’s trust department. Difficulty in integrating an acquired business or company such as those described above or other businesses we acquire in the future may cause BKFC not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of BKFC’s business or the business of the acquired company, or otherwise adversely affect BKFC’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

The Treasury Department’s investment in BKFC imposes restrictions and obligations limiting BKFC’s ability to increase dividends, repurchase common stock or preferred stock and access the equity capital markets.

Until BKFC has redeemed all of the Series A Preferred Stock issued to the Treasury Department as part of the TARP CPP, or unless the Treasury Department has transferred all of the Series A Preferred Stock to a third party, the consent of the Treasury Department will be required for BKFC to, among other things, increase common stock dividends or effect repurchases of common stock (with certain exceptions). BKFC has also granted registration rights to the Treasury Department pursuant to which BKFC has agreed to lock-up periods prior to and following the effective date of an underwritten offering of the preferred stock, the warrant or the underlying common stock held by the Treasury Department, during such time when BKFC would be unable to issue equity securities.

The Treasury Department’s investment in BKFC may dilute earnings, encumbers earnings to pay preferred dividends and requires BKFC to accrue the related discount through earnings.

Full exercise of the warrant issued to the Treasury Department as part of the TARP CPP will dilute BKFC’s common shareholders by approximately 4.90%, based upon the approximately 5,612,607 shares of BKFC’s common stock issued and outstanding as of March 1, 2009. Should the market value of BKFC’s common stock increase above the exercise price of $18.56 per common share prior to the exercise of the warrant, accounting rules will require additional shares to be included in the fully diluted share count, and will effectively reduce reported diluted earnings per share to common shareholders. If the warrant is exercised, dividends would become payable with respect to the newly issued shares. Likewise, in a scenario in which BKFC’s management might prefer to repurchase the warrant, if the market price of the common stock is significantly above the exercise price of the warrant, the value of the warrant would rise with the market price of the common stock. In such a scenario, a higher amount of cash would be needed to repurchase the warrant, reducing capital surplus. Furthermore, a scenario involving early redemption of the Series A Preferred Stock issued to the Treasury Department will require the acceleration of the associated discount through earnings available for common shareholders. If not redeemed by February 15, 2014, the annual dividend payments on the preferred stock will increase from 5.00% per annum to 9.00% per annum. If BKFC is unable to redeem the preferred stock at or prior to February 15, 2014, then this higher dividend rate may be financially unattractive to BKFC relative to the cost of capital under the market conditions prevailing after that date.

In addition, BKFC is required by accounting rules to accrete the deemed discount on the preferred stock issued to the Treasury Department through earnings available to common shareholders. The discount will accrete through February 15, 2012 at an amount of approximately $365,000 annually, reducing earnings available to common shareholders. If the preferred stock is redeemed early by BKFC, accretion of the remaining discount will be accelerated through earnings available to common shareholders at that time.

Any future FDIC premiums or special assessments will adversely impact our earnings.

On May 22, 2009, the FDIC adopted a final rule levying a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009. BKFC recorded an expense of $601,000 for the fiscal year ended December 31, 2009, to reflect the special assessment. The final rule permits the FDIC to levy up to two additional special assessments of up to five basis points each during 2009 if the FDIC estimates that the DIF reserve ratio will fall to a level that the FDIC believes would adversely affect public confidence or to a level that will be close to or below zero. Any further special assessments that the FDIC levies will be recorded as an expense during the appropriate period. In addition, the FDIC increased the general assessment rate and, therefore, our FDIC general insurance premium expense will increase compared to prior periods.

On November 12, 2009, the FDIC adopted regulations that require insured depository institutions to prepay on December 30, 2009 their estimated assessments for the fourth calendar quarter of 2009, and for all of 2010, 2011 and 2012. The new regulations base the assessment rate for the fourth calendar quarter of 2009 and for 2010 on each institution’s total base assessment rate for the third quarter of 2009, modified to assume that the assessment rate in effect on September 30, 2009 had been in effect for the entire third quarter, and the assessment rate for 2011 and 2012 on the modified third quarter assessment base, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012. Under the prepaid assessment rule, we were required to make a payment of approximately $6.7 million to the FDIC on December 30, 2009, and to record the payment as a prepaid expense, which will be amortized to expense over three years.

Appendix F

Proposed Revisions to “Item 7 Management’s Discussion and Analysis of Financial

Condition and Results of Operation”

(Response to Comments 20)

MANAGEMENT OVERVIEW

The business of the Corporation consists of holding and administering its interest in the Bank. The Bank conducts basic banking operations from locations in Boone, Kenton, Campbell, and Grant Counties in northern Kentucky and also in greater Cincinnati, Ohio. The majority of the Corporation’s revenue is derived from the Bank’s loan portfolio. The loan portfolio is diversified and the ability of borrowers to repay their loans is not dependent upon any single industry. Commercial or residential real estate or other business and consumer assets secure the majority of the Bank’s loans.

The national economy in 2008 faced numerous challenging conditions. The economy was in recession and experienced rising unemployment, declining real estate values and high volatility in the equity markets. As a result, consumer confidence and spending declined and asset values dropped. The capital and earnings levels of the nation’s banks fell, and a number of financial institutions failed or were merged with stronger financial institutions.

During 2008, the Corporation was asked to participate in the Treasury Department’s TARP CPP program. Although the Bank and BKFC’s capital ratios exceeded the minimum levels required for it to be ranked well-capitalized, management decided to participate in the program. The Treasury Department’s investment was received in February of 2009. Management decided to participate in the CPP program to reinforce its strong capital position, advance the Treasury Department’s efforts to facilitate additional lending in the markets in which the Bank operates, maintain its competitive advantage over its less well-capitalized competitors, ensure sufficient capital to support future acquisitions and support its general operations. For additional information see “Capital Purchase Program” below.

Although BKFC experienced an increase in defaults and foreclosures in fiscal 2008, the levels have been significantly less than other regions of the country. This is due, in part, to the fact that BKFC’s market in northern Kentucky and Cincinnati did not experience as dramatic a rise in real estate values over the last several years as markets like Florida and California. While the local markets have not been effected as severely as other market, with the majority of the loan portfolio being real estate related, management continues to closely monitor developments in the real estate market.

While the oversight of the credit function increased during 2008, the Corporation did not make significant changes to its loan underwriting standards. The Corporation willingness to make loans to qualified applicants that meet its traditional, prudent lending standards has not changed.

As discussed above, the 2008 operating results reflected a very difficult and challenging economic environment For the Corporation, this economic environment produced two

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offsetting factors in 2008 that competed with each other and combined to produce the Corporation’s record annual earnings of $11,341,000, which was an increase of $210,000, or 2%, over 2007. The primary positive factor affecting the 2008 results was loan growth, as the current economic challenges presented the Corporation with opportunities to enhance customer relationships with borrowers in our markets that had previously been with competitors. These same challenges as referenced above resulted in the primary negative factor, which was higher credit cost reflected in the two fold increase in the provision for loan losses.

Total loans in 2008 increased $75,438,000, or 8% from 2007, and drove the $3,426,000, or 9%, increase in net interest income. The loan growth included strong growth in the nonresidential real estate and residential real estate portfolios. Offsetting the increase in revenue was the provision for loan losses which increased $3,275,000, or 208% from 2007. Contributing to the increased in the provisions were higher levels of charge-offs in 2008 as compared to 2007, and management’s concerns over the declining housing market and overall deteriorating economic conditions. The Corporation recorded $3,445,000 (.35% of average loans) in net charge-offs in 2008 as compared to $998,000 (.11% of average loans) in 2007. The Corporation does not originate or purchase sub-prime loans for its portfolio. Management will continue to monitor and evaluate the effects of the slumping housing market conditions and the signs of deteriorating credit quality on the Bank’s loan portfolio.

The largest increase in non-interest income was service charges on deposit account which increased $675,000 or 8%. The largest increases in non-interest expense were FDIC insurance, $611,000 or 399% and state bank taxes, $318,000 or 25%, which were offset with lower expenses associated with other real estate owned properties, down $677,000 or 78%.

The following sections provide more detail on subjects presented in the overview.

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Appendix G

(Response to Comments 21)

	2008
	Number		Dollar amount (in thousands)(2)
	New	Renewed	New	Renewed
Residential Real Estate Loans (1)	520	—	$89,389	$—

Commercial Loans	577	963	241,488	329,974

Consumer Loans	1,357	91	58,659	3,290

Totals	2,454	1,054	$389,536	$333,264

	2007
	Number		Dollar amount (in thousands)(2)
	New	Renewed	New	Renewed
Residential Real Estate Loans (1)	666	—	$103,085	$—

Commercial Loans	736	1,056	288,854	338,409

Consumer Loans	1,648	96	66,987	6,796

Totals	3,050	1,152	$458,926	$345,205

	2006
	Number		Dollar amount (in thousands)(2)
	New	Renewed	New	Renewed
Residential Real Estate Loans (1)	796	—	$118,540	$—

Commercial Loans	837	897	290,913	301,101

Consumer Loans	1,977	178	81,799	14,119

Totals	3,646	1,075	$491,252	$315,220

(1)	Includes loans sold to other lenders
(2)	Includes revolving lines of credit, which may not yet be funded

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Appendix H

In response to the request by the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter to the Company dated January 4, 2010, through execution of this statement, the Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

THE BANK OF KENTUCKY FINANCIAL CORPORATION

By:	/s/ Martin J. Gerrety
Name:	Martin J. Gerrety
Title:	Treasurer

February 1, 2010

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